UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35294

LIBERTY MEDIA 401(k) SAVINGS PLAN

(Full title of the Plan)

LIBERTY MEDIA CORPORATION

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado  80112

(Address of its principal executive office)

REQUIRED  INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN

	By	/s/ Brian J. Wendling
Brian J. Wendling
Senior Vice President and Controller

May 19, 2017

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee

Liberty Media 401(k) Savings Plan

Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of the Liberty Media 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Nonexempt Transactions for the year ended December 31, 2016 and the Schedule of Assets (Held at End of Year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

May 19, 2017

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets

Available for Benefits

December 31, 2016 and 2015

	2016	2015
	(amounts in thousands)
Assets
Investments, at fair value:
Series C Liberty Media Corporation common stock (notes 2 and 4)	$—	12,619
Series C Liberty SiriusXM common stock (notes 2 and 4)	10,335	—
Series C Liberty Braves common stock (notes 2 and 4)	707	—
Series C Liberty Formula One common stock (notes 2 and 4)	2,632	—
Series A QVC Group common stock (note 2)	4,764	7,240
Series A Liberty Ventures common stock (note 2)	1,252	2,966
Series A Liberty Expedia Holdings common stock (notes 2 and 4)	891	—
Mutual funds (note 2)	75,551	68,226
Brokeragelink accounts (note 2)	4,593	3,164
Total investments, at fair value	100,725	94,215

Receivables:
Receivable for unsettled stock transactions	—	41
Notes receivable from participants (notes 1 and 2)	382	337
Total receivables	382	378
Total assets	101,107	94,593

Liabilities
Payable for required refund of excess contributions and earnings thereon	(293)	(94)
Net assets available for benefits	$100,814	94,499

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Changes in Net Assets

Available for Benefits

Years ended December 31, 2016 and 2015

	2016	2015
	(amounts in thousands)
Additions
Net investment income:
Net appreciation (depreciation) in fair value of investments	$2,689	(3,319)
Interest and dividend income	3,092	3,386
Total net investment income	5,781	67
Interest on notes receivable from participants	16	22
Contributions:
Employer	2,015	2,120
Participant	3,450	3,646
Rollovers	1,474	1,165
Refund of excess contributions and earnings thereon	(293)	(94)
Total contributions, net	6,646	6,837
Total additions to net assets	12,443	6,926
Deductions:
Administrative expenses	(218)	(259)
Distributions to participants	(5,910)	(14,654)
Total deductions	(6,128)	(14,913)

Net increase (decrease) in net assets available for benefits prior to transfer of assets	6,315	(7,987)
Assets transferred to other plans (note 1)	—	(232,465)

Net assets available for benefits:
Beginning of year	94,499	334,951
End of year	$100,814	94,499

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(1)Description of the Liberty Plan

The following description of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") is provided for general information purposes only.  Participants should refer to the Liberty Plan document for more complete information.  The Liberty Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits are not guaranteed by the Pension Benefit Guarantee Corporation.

General

The Liberty Plan is  a defined contribution plan sponsored by Liberty Media Corporation (“Liberty” or the “Company”). The Plan Administrative Committee of the Liberty Plan serves as the Plan Administrator for the Liberty Plan.

The Liberty Plan enables participating employees of Liberty and its qualifying subsidiaries as well as employees of Liberty Interactive Corporation (“Liberty Interactive”) and Starz and Starz subsidiaries (through February 2, 2015) to invest in interests in Liberty, Liberty Interactive and Starz (through July 2015) and to receive benefits upon retirement.  Employees of Liberty and certain 80% or more owned subsidiaries of Liberty, and employees of Liberty Interactive and Starz and Starz subsidiaries (through February 2, 2015), who are at least 18 years of age are eligible to participate in the Liberty Plan either immediately upon hire or, for certain specified employees, after one year of service (as defined in the Liberty Plan document).

Employees of Starz, which is a separate company from Liberty as a result of the Starz Spin-Off transaction described in note 4, and employees of Starz subsidiaries, continued to participate in the Liberty Plan through February 2, 2015, the effect of which is that the Liberty Plan was a multiple employer plan during that period.

Starz and TruePosition, Inc., a former subsidiary of Liberty (see note 4), ceased being active participating employers in the Liberty Plan effective February 2, 2015 and December 31, 2014, respectively.  During February 2015, the Liberty Plan transferred assets of $163,177,013 and $67,648,942 and participant loans of $1,397,486 and $241,630 to the Starz 401(k) Savings Plan and the TruePosition 401(k) Savings Plan, respectively. Additionally, effective January 1, 2015, Starz common stock is a frozen investment in the Liberty Plan, meaning that participants may not make any future investments in that common stock (see note 4).

Contributions

Subject to the IRS limitations described below, participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined and/or (ii) after-tax contributions up to 10% of their compensation.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Pursuant to the terms of the Liberty Plan, Liberty and its subsidiaries, Liberty Interactive and Starz and its subsidiaries may make matching contributions as follows, as approved by the respective management teams:

Maximum match as a % of
% of participant contributions	eligible compensation
100%	10%
100%	6%
50%	4%

All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service ("IRS").  Employee pre-tax contributions were limited to $18,000 in 2016 and 2015.  Combined employee pre-tax, employee after-tax and employer matching contributions per participant (excluding catch-up contributions) were limited to $53,000 in 2016 and 2015.  Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees turning 50 in the respective calendar year, are not matched by the employer and were limited to $6,000 in 2016 and 2015. The participating employers in the Liberty Plan reserve the right to change the matching contribution amounts at any time.

Participant and employer contributions, including both vested and unvested employer contributions, can be invested in any open investment option offered in the Liberty Plan, including the Brokeragelink option, as directed by the participant.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the Liberty Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Benefit Payments

Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Upon separation from service, vested account balances of $1,000 or less (including rollovers) will automatically be distributed absent a request for distribution or rollover by the participant. Upon separation from service, vested account balances that exceed $1,000 but are less than $5,000 (including rollovers) will automatically be rolled over in cash to an IRA selected by the Plan

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Administrator absent a request for distribution or rollover by the participant. Distributions and other withdrawals are processed on a daily basis. Participants may request to receive Company stock held in their account as an in-kind distribution.

Notes Receivable from Participants

Participants may borrow from their Liberty Plan accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance.  Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the last day of the month immediately preceding the month in which the loan was made plus 1%.  The interest rate for new loans is updated monthly on the first day of the following month for any changes to the prime rate that occur during any given month.  Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer.  Loans are secured by the vested balance in the participant's account.  At December 31, 2016, outstanding loans had interest rates ranging from 4.25% to 4.50% and maturity dates through September 2021.  Principal and interest are paid ratably through monthly payroll deductions or through the use of coupon books or automatic bank draft after termination of employment.

Forfeitures

Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce the participating employers' future matching contributions.  Forfeitures aggregated $20,000 and $206,000 during 2016 and 2015, respectively.  Forfeitures of $196,000 and $252,000 were used to pay Liberty Plan expenses during 2016 and 2015, respectively. Unused forfeitures aggregated $20,000 and $193,000 at December 31, 2016 and 2015, respectively.

Investment Options

As of December 31, 2016, the Liberty Plan has various investment options including twenty mutual funds and six common stocks.  The mutual funds include money market, bond, real estate, domestic and international stock funds, small to large cap funds, growth and value funds, and seven asset allocation funds based on target retirement dates.  In addition, the Liberty Plan offers a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded investments and mutual funds not offered directly by the Liberty Plan.  A complete list of investment options can be found on Schedule II to these financial statements.  Liberty Plan participants may change investment options and contribution percentages on a daily basis.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Vesting

Participant contributions and rollover contributions are always fully vested.  Participants vest in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage
Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

Employer matching contributions transferred from other plans to the Liberty Plan vest according to the terms specified in the transferor plans.

Plan Termination

Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA.  The Liberty Plan provides for full and immediate vesting of all participant accounts upon termination of the Liberty Plan.

Risks and Uncertainties

The Liberty Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

As of December 31, 2016, the Liberty Plan had concentrations of investments in Series C Liberty SiriusXM common stock, Series C Liberty Braves common stock, Series C Liberty Formula One common stock, Series A Liberty QVC Group common stock, Series A Liberty Ventures common stock and Series A Liberty Expedia Holdings common stock.  As of December 31, 2015, the Liberty Plan had concentrations of investments in Series C Liberty Media Corporation common stock, Series A Liberty QVC Group common stock and Series A Liberty Ventures common stock. Changes in the values of these investment securities could materially impact the net assets available for benefits due to these concentrations.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(2)          Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Plan have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

Trust Fund Managed by Fidelity Management Trust Company ("Trustee")

Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  The Trustee may, at the direction of Liberty Plan participants, invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets.  Additionally, participants of the Liberty Plan are allowed to invest in non-employer securities.

Investments

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices at December 31, 2016 and 2015 for those securities having readily available market quotations.

The following closing market prices have been used to value the Liberty Plan’s investment in common stocks:

	December 31,
	2016	2015
Series C Liberty Media Corporation Common Stock (a)	$—	$38.08
Series C Liberty SiriusXM Common Stock (a)	33.92	NA
Series C Liberty Braves Common Stock (a)	20.59	NA
Series C Liberty Formula One Common Stock (a)	31.33	NA
Series A QVC Group Common Stock (a)	19.98	27.32
Series A Liberty Ventures Common Stock (a)	36.87	45.11
Series A Liberty Expedia Holdings Common Stock (a)	39.67	NA

(a)See Transactions Impacting Stock Funds note 4.

Securities and investment transactions are accounted for on the trade date.  The cost basis of such shares distributed is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis. The net appreciation or depreciation in fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying statements of changes in net assets available for benefits and is determined as the difference between the market value at the beginning of the year (or date purchased during the year) and selling price or year-end market value.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

See note 3 for additional information regarding the Liberty Plan investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Defaulted participant loans are reclassified as a distribution based upon the terms of the Liberty Plan documents.

Distributions to Participants

Distributions requested by participants are recorded when paid.

Income Taxes

The IRS has determined and informed Liberty by a letter dated December 8, 2015 (the "IRS Determination Letter"), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").  Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification.  Although the Liberty Plan has been subsequently amended, the Liberty Plan administrator believes that the Liberty Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Liberty Plan administrator believes that the Liberty Plan is qualified and the related trust is tax-exempt as of December 31, 2016 and 2015.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Liberty Plan administrator has analyzed the tax positions taken by the Liberty Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Liberty Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Plan Expenses

Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay allowable Liberty Plan administrative expenses including legal fees, audit and tax preparation fees, printing and mailing fees, investment and advisor fees and recordkeeper and trustee fees, except that the fees charged by the Trustee for participant loans and qualified domestic relations orders are paid by the participant utilizing such feature. Any additional administrative expenses of the Liberty Plan are paid by Liberty, and are excluded from these financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per   Share (or Its Equivalent), (“ASU 2015-07”). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The Liberty Plan adopted ASU 2015-07 effective January 1, 2016, and the adoption of this guidance did not have a material effect on these financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient (“ASU 2015-12”). The FASB issued this update in response to a proposal developed by the Emerging Issues Task Force to reduce complexity in employee benefit plan accounting.

Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Part I is not applicable to the Liberty Plan.

Part II of ASU 2015-12 requires that investments (both participant-directed and nonparticipant-directed) of employee benefit plans be grouped only by general type, such as the following: registered investment companies, government securities, common-collective trusts, pooled separate accounts, short-term securities, corporate bonds, common stock, mortgages, real estate and self-directed brokerage accounts. Plans are required to disclose the net appreciation or depreciation in fair value of investments in aggregate, but are no longer required to be disaggregated and disclosed by general type. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient and

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment’s strategy is no longer be required.

Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments in investment related accounts (for example, a liability for pending trade with a broker) as of month-end that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution and/or significant event occurs between the alternative measurement date and the plan’s fiscal year end, the plan should disclose the amount of the contribution, distribution and/or significant event. Part III is not applicable to the Liberty Plan.

The Liberty Plan adopted ASU 2015-12 effective January 1, 2016,  including retroactive application, and the adoption of this guidance did not have a material effect on these financial statements.

(3)Investments

Fair Value Measurements

U.S. generally accepted accounting principles establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

•Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Liberty Plan has the ability to access.

•Level 2

Inputs to the valuation methodology include:

oquoted prices for similar assets or liabilities in active markets;

oquoted prices for identical or similar assets or liabilities in inactive markets;

oinputs other than quoted prices that are observable for the asset or liability;

oinputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

•Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Mutual funds and money market funds—Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Liberty Plan are open-ended investment funds registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Liberty Plan are deemed to be actively traded and are classified as Level 1.

Common stock and other exchange traded equity securities—The fair value of these investments is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.

Brokeragelink account—This asset category represents a separate brokerage account that offers a wide range of investment opportunities including mutual funds, common stocks listed on major U.S. exchanges and fixed-income securities.  The fair value of common stocks and other exchange traded investments that are publicly traded is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.  The fair value of mutual funds is based on the net asset values of shares held at year-end and are classified as Level 1.  The fair value of fixed-income securities is based on observable market information and yields available on comparable securities of issuers with similar credit ratings and may include benchmarking, sector grouping and matrix pricing and are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Liberty Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2016 and 2015.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

The tables below present the fair value of assets by class measured at fair value on a recurring basis as of December 31, 2016 and 2015.

	Assets at Fair Value as of December 31, 2016
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$20,581	—	—	20,581
Mutual funds	75,551	—	—	75,551
Brokeragelink accounts	4,454	139	—	4,593
Total assets at fair value	$100,586	139	—	100,725

	Assets at Fair Value as of December 31, 2015
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$22,825	—	—	22,825
Mutual funds	68,226	—	—	68,226
Brokeragelink accounts	3,044	120	—	3,164
Total assets at fair value	$94,095	120	—	94,215

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  For the years ended December 31, 2016 and 2015, there were no transfers in or out of levels 1, 2, or 3.

(4)Transactions Impacting Common Stock

Spin-Off Transactions

Starz Spin-Off

On January 11, 2013, Liberty, renamed “Starz” at the time of the Starz Spin-Off, spun-off its former wholly owned subsidiary, Liberty Media Corporation (the “ Starz Spin-Off”), which, at the time of the Starz Spin-Off, held all of the businesses, assets and liabilities of Starz not associated with Starz, LLC (with the exception of the Starz, LLC office building). LMCA and LMCB became the Liberty Media Corporation ticker symbols, and Starz ticker symbols STRZA and STRZB were created. The transaction was effected as a pro-rata dividend of shares of

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Liberty to the stockholders of Starz. Following the Starz Spin-Off, Liberty Media Corporation and Starz operate as separate publicly traded companies, neither of which has any stock ownership, beneficial or otherwise, in the other. As discussed in note 1, employees of Starz and its subsidiaries participated in the Liberty Plan through February 2, 2015, at which time the balances were spun off to a new 401(k) plan established by Starz. Effective January 1, 2015, Starz common stock was a frozen investment in the Liberty Plan, meaning that participants could not make any future investments in Starz common stock.  During 2015, the Liberty Plan’s administrative committee directed the Liberty Plan Trustee to sell all holdings in Series A Starz common stock. Proceeds from the sale of these securities were invested in the appropriate Fidelity Freedom Fund based on each participant’s birthdate.

TripAdvisor Holdings Spin-Off

On August 27, 2014, Liberty Interactive Corporation completed the spin-off to holders of its Liberty Ventures common stock shares of its former wholly-owned subsidiary, Liberty TripAdvisor Holdings, Inc. (“TripAdvisor Holdings”) (the “TripAdvisor Holdings Spin-Off”). TripAdvisor Holdings is comprised of Liberty Interactive Corporation’s former less-than-wholly-owned consolidated subsidiary, TripAdvisor, Inc., as well as BuySeasons, Inc., Liberty Interactive Corporation’s former wholly-owned consolidated subsidiary, and corporate level net debt. The transaction was effected as a pro-rata dividend of shares of TripAdvisor Holdings to the stockholders of Series A and Series B Liberty Ventures common stock, including Series A Liberty Ventures common stock held by Liberty Plan participants. Following the completion of the TripAdvisor Holdings Spin-Off, Liberty Interactive Corporation and TripAdvisor Holdings operate as separate, publicly traded companies, and neither has any stock ownership, beneficial or otherwise, in the other. TripAdvisor Holdings common stock was a frozen investment in the Liberty Plan, meaning that participants could not make any future investments in TripAdvisor Holdings common stock. During 2015, the Liberty Plan’s administrative committee directed the Liberty Plan Trustee to sell all holdings in Series A Liberty TripAdvisor common stock. Proceeds from the sale of these securities were invested in the appropriate Fidelity Freedom Fund based on each participant’s birthdate.

Liberty Broadband Spin-Off

On November 4, 2014, Liberty completed the spin-off to its stockholders common stock of a newly formed company called Liberty Broadband Corporation ("Liberty Broadband") (the “Broadband Spin-Off”). Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter Communications, Inc.,  (ii) Liberty’s former wholly owned subsidiary TruePosition, Inc., (iii) Liberty’s former minority equity investment in Time Warner Cable, Inc., (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable, Inc. call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off.  In the Broadband Spin-Off, record holders of Liberty Series A, Series B and Series C common stock (including shares held by Liberty Plan participants) received one share of the corresponding series of Liberty Broadband common stock for every four shares of common stock held by them as of the record date for the Broadband Spin-Off, with cash paid in lieu of fractional shares. Liberty Broadband common stock was a frozen investment in the Liberty Plan, meaning that participants could not make any future investments in Liberty Broadband common stock. During 2015, the Liberty Plan’s administrative committee directed the Liberty Plan

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Trustee to sell all holdings in Series A Liberty Broadband common stock and Series C Liberty Broadband common stock. Proceeds from the sale of these securities were invested in the appropriate Fidelity Freedom Fund based on each participant’s birthdate.

TruePosition, Inc. participated in the Liberty Plan through December 31, 2014, at which time TruePosition, Inc. ceased to be a participating employer in the Liberty Plan.  As discussed in note 1, assets related to participants in the Liberty Plan who were employed by TruePosition, Inc. were transferred to the TruePosition 401(k) Savings Plan during February 2015.

CommerceHub Spin-Off

On July 22, 2016, Liberty Interactive completed its previously announced spin-off (the “CommerceHub Spin-Off”) of its former wholly-owned subsidiary CommerceHub, Inc. (“CommerceHub”). The CommerceHub Spin-Off was accomplished by the distribution by Liberty Interactive of a dividend of (i) 0.1 of a share of CommerceHub’s Series A common stock for each outstanding share of Liberty Interactive’s Series A Liberty Ventures common stock (including shares held by Liberty Plan participants) as of 5:00 p.m., New York City time, on July 8, 2016 (such date and time, the “Record Date”), (ii) 0.1 of a share of CommerceHub’s Series B common stock for each outstanding share of Liberty Interactive’s Series B Liberty Ventures common stock as of the Record Date and (iii) 0.2 of a share of CommerceHub’s Series C common stock for each outstanding share of Series A and Series B Liberty Ventures common stock as of the Record Date, in each case, with cash paid in lieu of fractional shares. CommerceHub common stock was a frozen investment in the Liberty Plan, meaning that participants could not make any future investments in CommerceHub common stock.

During November 2016, the Liberty Plan’s administrative committee directed the Liberty Plan Trustee to sell all holdings in Series A and Series C CommerceHub common stock. Proceeds from the sale of these securities were invested in the appropriate Fidelity Freedom Fund based on each participant’s birthdate.

Expedia Holdings Split-Off

On November 4, 2016, Liberty Interactive completed the split-off of its former wholly-owned subsidiary Liberty Expedia Holdings, Inc. (“Expedia Holdings”) (the “Expedia Holdings Split-Off”). Expedia Holdings is comprised of, among other things, Liberty Interactive’s former interest in Expedia, Inc. (“Expedia”) and Liberty Interactive’s former wholly-owned subsidiary Bodybuilding.com, LLC. The Expedia Holdings Split-Off was accomplished by the redemption of (i) 0.4 of each outstanding share of Liberty Interactive’s Series A Liberty Ventures common stock (including shares held by Liberty Plan participants) for 0.4 of a share of Expedia Holdings Series A common stock at 5:00 p.m., New York City time, on November 4, 2016 (such date and time, the “Redemption Date”) and (ii) 0.4 of each outstanding share of Liberty Interactive’s Series B Liberty Ventures common stock for 0.4 of a share of Expedia Holdings Series B common stock on the Redemption Date, in each case, with cash paid in lieu of any fractional shares of Liberty Ventures common stock or Expedia Holdings common stock (after taking into account all of the shares owned of record by each holder thereof, as applicable). Expedia Holdings common stock was a frozen investment in the Liberty Plan, meaning that participants could not make any future investments in Expedia Holdings common stock.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

During March 2017, the Liberty Plan’s administrative committee directed the Liberty Plan Trustee to sell all holdings in Series A Expedia Holdings common stock. Proceeds from the sale of these securities were invested in the appropriate Fidelity Freedom Fund based on each participant’s birthdate.

Liberty Series C Common Stock Issuance

During 2014, Liberty’s board approved the issuance of shares of its Series C Liberty Media Corporation common stock to holders of its Liberty Media Corporation Series A and Series B common stock, effected by means of a dividend. On July 23, 2014, holders of Series A and Series B Liberty Media Corporation common stock as of 5:00 p.m., New York City time, on July 7, 2014, the record date for the dividend, received a dividend of two shares of Liberty Media Corporation Series C common stock for each share of Series A or Series B Liberty Media Corporation common stock held by them as of the record date. The issuance of Liberty Media Corporation Series C common stock also applied to shares of Liberty Media Corporation Series A common stock held by Liberty Plan participants.

During January 2015, the Liberty Plan Trustee sold all of the Liberty Media Corporation Series A common stock held by the Liberty Plan and purchased shares of Series C Liberty Media Corporation common stock. Effective January 1, 2015, Series A Liberty Media Corporation common stock was no longer offered under the Liberty Plan.

Liberty Broadband Rights Offering

On December 10, 2014, Liberty Broadband stockholders received a subscription right to acquire one share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband Series A, B or C common stock they held as of December 4, 2014 (the rights record date) at a per share subscription price of $40.36.  For shares of Liberty Broadband common stock held by Liberty Plan participants on the record date, the Liberty Plan Trustee sold the Series C Liberty Broadband rights at market value and deposited the proceeds into the affected Liberty Plan participants’ account to be invested in the Liberty Plan’s qualified default investment alternative. The rights offering was fully subscribed on January 9, 2015.

Recapitalization of Tracking Stock Groups

During November 2015, Liberty’s board of directors authorized management to pursue a reclassification of the Company’s common stock into three new tracking stock groups, one to be designated as the Liberty Braves common stock, one to be designated as the Liberty Media common stock and one to be designated as the Liberty SiriusXM common stock (the “Recapitalization”), and to cause to be distributed subscription rights related to the Liberty Braves common stock following the creation of the new tracking stocks. The Recapitalization was completed on April 15, 2016 and the newly issued shares commenced trading or quotation in the regular way on the Nasdaq Global Select Market or the OTC Markets, as applicable, on Monday, April 18, 2016.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

In the Recapitalization, each outstanding share of Liberty’s existing common stock was reclassified and exchanged for (a) 1 share of the corresponding series of Liberty SiriusXM common stock, (b) 0.1 of a share of the corresponding series of Liberty Braves common stock and (c) 0.25 of a share of the corresponding series of Liberty Media common stock on April 15, 2016. Cash was paid in lieu of the issuance of any fractional shares. In addition, following the creation of the new tracking stocks, Liberty distributed stock subscription rights to acquire 0.47 of a Series C Liberty Braves share for each share of Series A, Series B or Series C Liberty Braves common stock held by shareholders on record as of May 18, 2016, with fractional rights rounded up to the nearest whole right, at a subscription price of $12.80 per share, which was equal to an approximate 20% discount to the trading volume weighted average trading price of the Series C Liberty Braves common stock for the 18 day trading period ending on May 11, 2016.  The subscription rights are publicly traded. Each Series C Liberty Braves subscription right also entitled the holder to subscribe for additional shares of Series C Liberty Braves common stock that were unsubscribed for in the rights offering pursuant to an oversubscription privilege. The rights offering commenced on May 18, 2016, which was also the ex-dividend date for the distribution of the Series C Liberty Braves subscription rights. The rights offering was fully subscribed on June 16, 2016.

Following the creation of the tracking stocks, Series A, Series B and Series C Liberty SiriusXM common stock trade under the symbols LSXMA/B/K, respectively; Series A, Series B and Series C Liberty Braves common stock trade or are quoted under the symbols BATRA/B/K respectively; and Series A, Series B and Series C Liberty Media common stock traded or were quoted under the symbols LMCA/B/K, respectively. Shortly following the acquisition of Delta Topco, the parent company of Formula 1, on January 23, 2017 the Liberty Media Group and Liberty Media common stock were renamed the Liberty Formula One Group (the “Formula One Group”) and the Liberty Formula One common stock, respectively, and the corresponding ticker symbols for the Series A, Series B and Series C Liberty Media common stock were changed to FWONA/B/K, respectively. Each series (Series A, Series B and Series C) of the Liberty SiriusXM common stock trades on the Nasdaq Global Select Market. Series A and Series C Liberty Braves common stock trade on the Nasdaq Global Select Market and Series B Liberty Braves common stock is quoted on the OTC Markets. Series A and Series C Liberty Formula One common stock continue to trade on the Nasdaq Global Select Market and the Series B Liberty Formula One common stock continues to be quoted on the OTC Markets. Although the acquisition of Formula 1, and the corresponding tracking stock name and the ticker symbol change, were not completed until January 23 and January 24, 2017, respectively, historical information for the Liberty Media Group and Liberty Media common stock is referred to herein as the Formula One Group and Liberty Formula One common stock, respectively.

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty Sirius XM Group, Liberty Braves Group (“Braves Group”) and Formula One Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Braves Group and Formula One Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

tracking stock have no direct claim to the group's stock or assets and are not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

The Recapitalization of tracking stocks also applied to shares of Series C Liberty Media Corporation common stock held by Liberty Plan participants. Subsequent to the Recapitalization, Liberty Plan participants holding shares of Liberty Braves common stock on May 18, 2016 were eligible to participate in the Series C Liberty Braves rights offering. Liberty Plan participants were offered the opportunity to sell or exercise the subscription rights granted on the shares of Series C Liberty Braves tracking stock allocated to their Liberty Plan accounts to purchase additional shares of that stock, in the same manner as other holders of Series C Liberty Braves tracking stock, with certain limitations. For Liberty Plan participants who exercised their subscription right, the subscription price for those additional shares was paid with the proceeds from the sale of other assets in the participant’s account in the Liberty Plan. The Liberty Plan Trustee sold any unexercised or unsold rights the last week of the offering period. Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the potential sale of certain of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  As a result, Liberty requested a prohibited transaction individual exemption from the Department of Labor (the “DOL”) for this transaction. The DOL has not yet issued the requested prohibited transaction individual exemption for this transaction.

(5)Related Party and Party-in-Interest Transactions

Certain Liberty Plan investments are shares of mutual funds managed by the Trustee. Through the brokeragelink option, some participants may have holdings of certain related party securities. Fidelity receives revenue sharing from certain mutual fund companies. The Liberty Plan also issues loans to participants which are secured by the vested portion of the participant’s accounts. Therefore, these transactions qualify as party-in-interest, which are exempt from prohibited transaction rules.

As discussed in note 4, during the fourth quarter of 2014, Liberty Broadband initiated a subscription rights offering pursuant to which existing Liberty Broadband shareholders, including the Liberty Plan, received a subscription right to acquire one additional share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband Series A, B or C common stock they held as of December 4, 2014.  Because new investments in Series C Liberty Broadband common stock were not permitted under the terms of the Liberty Plan (see note 4), the Trustee sold the subscription rights held by those Liberty Plan participants' accounts at market value.  Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the sale of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  The DOL issued a prohibited transaction individual exemption for these transactions on October 19, 2016.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

As discussed in note 4, during the second quarter of 2016, Liberty Media initiated a subscription rights offering pursuant to which existing Liberty Braves shareholders, including the Liberty Plan, received a subscription right to acquire 0.47 of an additional share of Series C Liberty Broadband common stock for every five shares of Liberty Braves Series A, B or C common stock they held as of May 18, 2016.  Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the exercise and/or sale of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  Liberty requested a prohibited transaction individual exemption from the DOL and expects that the DOL will respond during 2017. Liberty is not aware of any circumstances that would preclude the DOL from approving the requested exemption.

(6)          Subsequent Events

On April 4, 2017, Liberty Interactive entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement” and the transactions contemplated thereby, the “Transactions”) with General Communication, Inc. (“GCI”), an Alaska corporation, and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Liberty Interactive (“LI LLC”), whereby Liberty Interactive will acquire GCI through a reorganization in which certain Liberty Ventures Group (“Liberty Ventures”) assets and liabilities will be contributed to GCI in exchange for a controlling interest in GCI.  Liberty Interactive and LI LLC will contribute to GCI Liberty (as defined below) its entire equity interest in Liberty Broadband, Charter and LendingTree, together with the Evite operating business and certain other assets and liabilities (including, subject to certain conditions, Liberty Interactive’s equity interest in FTD), in exchange for (a) the issuance to LI LLC of (i) a number of shares of reclassified GCI Class A common stock and a number of shares of reclassified GCI Class B common stock equal to the number of outstanding shares of Series A Liberty Ventures common stock and Series B Liberty Ventures common stock outstanding on the closing date of the Contribution, respectively, (ii) certain exchangeable debentures and (iii) cash, and (b) the assumption of certain liabilities by GCI Liberty (the “Contribution”).

Liberty Interactive will then effect a tax-free separation of its controlling interest in the combined company (to be named GCI Liberty, Inc. (“GCI Liberty”)) to the holders of Liberty Ventures common stock in full redemption of all outstanding shares of such stock, leaving QVC Group common stock as the only outstanding common stock of Liberty Interactive.  Holders of GCI Class A common stock and GCI Class B common stock each will receive (i) 0.63 of a share of reclassified GCI Class A common stock and (ii) 0.20 of a share of new GCI Series A preferred stock in exchange for each share of their existing GCI stock. The exchange ratios were determined based on total consideration of $32.50 per share for existing GCI common stock, comprised of $27.50 per share in reclassified GCI Class A common stock and $5.00 per share in newly issued GCI Preferred Stock, and a Liberty Ventures reference price of $43.65 (with no premium paid for shares of GCI Class B common stock). The Series A preferred shares will accrue dividends at an initial rate of 5% per annum (which would increase to 7% in connection with a future reincorporation of GCI Liberty in Delaware) and will be redeemable upon the 21st anniversary of the closing.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

At the closing of the Transactions, Liberty Interactive will reattribute certain assets and liabilities from the Liberty Ventures Group to the QVC Group (the “Reattribution”).  The reattributed assets and liabilities, if effected as of the date hereof, would include cash, Liberty Interactive’s interest in ILG, Inc., certain green energy investments, LI LLC’s exchangeable debentures (other than its outstanding 1.75% Charter Exchangeable Debentures due 2046 that are exchanged for mirror debentures of GCI in an exchange offer to be conducted prior to the closing of the Transactions), and certain tax benefits.  Liberty Interactive will complete the Reattribution using similar valuation methodologies to those used in connection with its previous reattributions, including taking into account the advice of its financial advisor. The Transactions are expected to be consummated during the first quarter of 2018, subject to the satisfaction of customary closing conditions, including receipt of regulatory approval and the requisite stockholder approvals.

Liberty has not identified any other reportable events subsequent to December 31, 2016.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule G, Part III - Schedule of Nonexempt Transactions

Year Ended December 31, 2016

Schedule I

EIN: 37-1699499

Plan Number: 001

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions, including maturity date, rate of interest, collateral, and par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction
* Liberty Media Corporation - Liberty Braves common stock	Securities offered in the Liberty Plan	Rights Offering (1)	—	NA	NA	NA	—	—	NA

(1)          During May 2016, Liberty initiated a subscription rights offering pursuant to which existing Liberty Braves shareholders, including the Liberty Plan, received a subscription right to acquire one additional share of Liberty Braves common stock for every 0.47 of a share of Liberty Braves common stock held as of May 18, 2016. Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the potential sale of certain of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  As a result, Liberty requested a prohibited transaction individual exemption from the DOL for this transaction. See notes 4 and 5 in the accompanying financial statements.

*            Indicates party in interest

See accompanying report of independent registered public accounting firm.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2016

Schedule II

EIN: 37-1699499

Plan Number: 001

		Description of investment	Current value at
	Identity of issue	including par value	December 31, 2016
			(amounts in thousands)
*	Liberty SiriusXM Common Stock	Series C common stock, par value $0.01 per share	$10,335
*	Liberty Braves Common Stock	Series C common stock, par value $0.01 per share	707
*	Liberty Formula One Common Stock	Series C common stock, par value $0.01 per share	2,632
*	Liberty QVC Group Common Stock	Series A common stock, par value $0.01 per share	4,764
*	Liberty Ventures Common Stock	Series A common stock, par value $0.01 per share	1,252
*	Liberty Expedia Holdings Common Stock	Series A common stock, par value $0.01 per share	891
	Allianz Global Investors Fund Management LLC	ALLIANZ GI NFJ Small-Cap Value Institutional	3,003
	Artisan Funds Distributor, LLC	Artisan International Institutional	1,542
	BAMCO, Inc.	Baron Growth Institutional	4,382
	Capital Research and Management Company LLC	American Funds Growth Fund of America R6	3,312
	Dodge & Cox	Dodge & Cox Stock Fund	5,091
*	Fidelity Management & Research Company	Fidelity Low-Priced Stock K Fund	2,818
*	Fidelity Management & Research Company	Fidelity 500 Index Institutional	7,988
*	Fidelity Management & Research Company	Fidelity International Index Institutional	3,564
*	Fidelity Management & Research Company	Fidelity Treasury Only Money Market	4,306
	Metropolitan West Asset Management, LLC	Metropolitan West Total Return Bond Fund Plan Class	2,749
	Pacific Investment Management Company LLC	PIMCO High Yield Institutional	1,479
	The Vanguard Group, Inc.	Vanguard Inflation - Protected Securities Admiral Shares	420
*	Fidelity Management & Research Company	Fidelity Freedom Income K Fund	1,372
*	Fidelity Management & Research Company	Fidelity Freedom 2010 K Fund	2,267
*	Fidelity Management & Research Company	Fidelity Freedom 2020 K Fund	12,009
*	Fidelity Management & Research Company	Fidelity Freedom 2030 K Fund	11,114
*	Fidelity Management & Research Company	Fidelity Freedom 2040 K Fund	5,191
*	Fidelity Management & Research Company	Fidelity Freedom 2050 K Fund	2,502
*	Fidelity Management & Research Company	Fidelity Freedom 2060 K Fund	182
	Cohen & Steers Capital Management, Inc.	Cohen & Steers Institutional Global Realty	260
*	Fidelity Management & Research Company	Brokeragelink Accounts	4,593
*	Notes receivable from participants	Interest rates ranging from 4.25-4.5% with maturity dates through September, 2021	382
			$101,107

*    Indicates a party-in-interest.

Liberty Media Corporation is the plan sponsor. Liberty Media Corporation, all of its employees, the employees of any participating employer in the Liberty Plan, and certain other persons are parties-in-interest to the Liberty Plan (See note 1).

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed as a part of this Report -

23.1	Consent of Anton Collins Mitchell LLP